Exhibit 23.1

Independent Accountants’ Consent

The Board of Directors

Linn Energy, LLC

We consent to the use of our reports dated February 23, 2012, except for Note 16, as to which the date is May 8, 2012 with respect to the consolidated balance sheets of Linn Energy, LLC and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, unitholders’ capital, and cash flows for each of the years in the three-year period ended December 31, 2011 appearing in the Current Report on Form 8-K filed on May 8, 2012, and of our report dated February 23, 2012 related to the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

September 21, 2012